Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated September 14, 2020, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Akcea Therapeutics, Inc.

at

$18.15 Net Per Share

Pursuant to the Offer to Purchase dated September 14, 2020

by

Avalanche Merger Sub, Inc.

a wholly owned subsidiary of

Ionis Pharmaceuticals, Inc.

Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Akcea Therapeutics, Inc., a Delaware corporation (“Akcea”), at a price per Share of $18.15, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among Akcea, Ionis and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Akcea, and Akcea will be the surviving corporation and a wholly owned subsidiary of Ionis (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than Shares held by Akcea, Ionis, Purchaser, any wholly owned subsidiary of Ionis or Purchaser, or by stockholders of Akcea who have perfected their statutory rights of appraisal under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted automatically into the right to receive the Offer Price. Upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Akcea’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Akcea’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON OCTOBER 9, 2020 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of the Minimum Condition (as described below). The Minimum Condition requires that there shall have been validly tendered and not validly withdrawn Shares that, excluding the Shares beneficially owned by Ionis, its affiliates, their respective directors and executive officers and Damien McDevitt, Akcea’s chief executive officer (collectively, the “Excluded Holders”), represent at least one more Share than 50% of the Shares not beneficially owned by the Excluded Holders outstanding at the time of the expiration of the Offer. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 22—“Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the Akcea board of directors, acting on the unanimous recommendation of an affiliate transactions committee comprised solely of independent directors, has: (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are fair to and in the best interest of Akcea and its stockholders (other than the Excluded Holders), (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer and (iv) resolved to recommend that the stockholders of Akcea accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is permitted or required to extend the Offer and in which Ionis is permitted or required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, as of the then-scheduled expiration date, any of the Offer Conditions is not satisfied and has not been waived by Ionis or Purchaser (to the extent waivable by either of them), then Ionis and Purchaser in their sole discretion may (and, at the request of Akcea, shall) extend the Offer on one or more occasions, in each case for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser has agreed to extend the Offer for any period required by any law, rule, regulation or requirement or by any interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or Nasdaq applicable to the Offer; (iii) Ionis and Purchaser are not required to extend the Offer on more than two occasions in consecutive periods of 10 business days each if the Minimum Condition is the only Offer Condition that is not satisfied or waived as of then-scheduled expiration date (other than conditions which by their nature are to be satisfied at the expiration of the Offer) and none of the tender offer documents is still being reviewed or commented on by the SEC; and (iv) in no event will Ionis and Purchaser be required or permitted (without the prior written consent of Akcea) to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement or December 30, 2020.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes in the terms and conditions of the Offer that are consistent with the terms of the Merger Agreement, except that Akcea’s prior written approval is required for Ionis or Purchaser to: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose conditions to the Offer in addition to the Offer Conditions; (v) amend, modify or waive the Termination Condition or the condition that no governmental body shall have (A) issued a final and non-appealable order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or (B) promulgated or deemed applicable to the Offer or the Merger any final and non-appealable law, regulation or other requirement that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares (other than Ionis and its affiliates) in their capacity as such; (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement; or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act; provided that Ionis and Purchaser shall not amend, modify or waive the Minimum Condition.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof. In the case of an extension, the announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depository of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depository, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depository of (a) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depository’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 12, 2020, which is the 60th day after the date of the commencement of the Offer. See Section 14— “Withdrawal Rights” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Akcea has provided Purchaser and its representatives with Akcea’s stockholder list and security position listings for the purpose of disseminating the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Akcea’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of the Offer Price for Shares in the Offer or consideration for Shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Akcea’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Akcea board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Ionis will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

(833) 934-2735

September 14, 2020